FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            September 18, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: GOVERNMENT STATEMENT dated 18 September, 2003




18 SEPTEMBER 2003


BRITISH ENERGY PLC - STATEMENT BY THE SECRETARY OF STATE FOR TRADE AND INDUSTRY


The Company wishes to draw your attention to the written statement to Parliament by the Secretary of State for Trade and Industry made earlier today, which is detailed below:

"British Energy Credit Facility Agreement

On 7 March, I informed the House that British Energy had repaid to my Department all outstanding amounts under the credit facility. On a contingency basis I decided, with the company's agreement, to continue the facility, with the maximum amount available being reduced from GBP650 million to GBP200 million.

British Energy has subsequently utilised the facility in August. As the House was in recess at the time the drawing was made, my Department wrote to the Chairs of the Committee of Public Accounts and the Trade and Industry Committee to inform them of the fact. At the beginning of September, British Energy's outstanding drawdown on the facility was GBP13.1 million.

The controls governing drawings on the facility by British Energy remain in place. As with the company's previous drawings, we expect further drawings to be repaid in full, including interest, as soon as the company is in a position to do so. British Energy's obligations under the credit facility agreement are secured by charges over the British Energy Group's assets. This security is in the nature of a senior charge which would take priority over the claims of other creditors should the company become insolvent.

British Energy continues to work on implementing its restructuring plan. It announced on 11 September that it had agreed the sale of its stake in its US joint venture, AmerGen, subject to certain regulatory and other conditions. But there remain significant milestones ahead. Successful implementation of the restructuring plan will require a number of further conditions to be met, including satisfactory formal commitments from creditors to support the plan, completion of the AmerGen sale and receipt of state aids approval from the European Commission. I will also need to be satisfied that implementation of the restructuring will lead to a viable restructured entity that will not be dependent on Government support in the long term. If these conditions cannot be met, the Government remains well prepared for administration".

Contacts:
Andrew Dowler    Financial Dynamics, Media              020 7831 3113
Paul Heward      British Energy, Investor Relations     01355 262 201

Website: www.british-energy.com





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 18, 2003                  BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations